Financial Investors Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

August 28, 2013

VIA EDGAR CORRESPONDENCE

Mr. John Ganley

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”)

File Nos. 33-72424, 811-8194

Dear Mr. Ganley:

On behalf of the Registrant, set forth in the numbered paragraphs below are the oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on August 13, 2013 and August 23, 2013 to Post-Effective Amendment No. 116 (“PEA 116”) under the Securities Act of 1933, as amended (the “1933 Act”), and Post-Effective Amendment No. 117 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s registration statement, filed in connection with Redmont Resolute Fund I and Redmont Resolute Fund II (the “Funds”), accompanied by the Registrant’s responses to each comment. PEA 116 was made in order to incorporate changes resulting from revisions to the principal investment strategies for each of the Funds.

The Registrant anticipates filing Post-Effective Amendment No. 118 (“PEA 118”) pursuant to Rule 485(b) under the 1933 Act on or about August 28, 2013, with a designated effective date of August 31, 2013. PEA 118 will include the annual update for the prospectuses and statements of additional information for all series of the Registrant, including the Funds. PEA 118 will also update and complete the Registrant’s disclosures for the Funds in PEA 116, including to (i) reflect changes to PEA 116 made in response to oral comments provided by the Staff on August 13, 2013, (ii) complete certain information not previously included in PEA 116, and (iii) include certain other required exhibits.

Mr. John Ganley

August 28, 2013

STAFF COMMENTS: PROSPECTUSES

1.

Staff Comment: In the Summary section of the prospectus for Redmont Resolute Fund I, please consider eliminating the separate sub-captions included under the caption titled “Other Expenses” in the Fees and Expenses of the Fund table, and incorporate the information into a parenthetical instead. To the extent applicable, please consider also making any revisions appropriate in light of the Staff’s comments to the prospectus for Redmont Resolute Fund II.

Registrant’s Response: As permitted by Instruction 3(c)(iii) to Item 3 of Form N-1A, the Registrant has elected to include up to three indented sub-captions to the “Other Expenses” caption in the Fees and Expenses of the Fund table for each Fund, in order to remain consistent with the disclosure for the other series of the Registrant.

2.

Staff Comment: In the Summary section of the prospectus for the Redmont Resolute Fund I, please remove and/or relocate footnote (2), regarding the cost of swaps, to the Fees and Expenses of the Fund table.

Registrant’s Response: Comment complied with. The disclosure will be relocated to the caption titled “What are the Principal Securities in Which the Fund Invests?” in the section titled “MORE ON THE FUND’S INVESTMENTS AND RELATED RISKS.”

3.

Staff Comment: In the Summary section of the prospectus for the Redmont Resolute Fund I, please delete the first sentence of footnote (3) to the Fees and Expenses of the Fund table, which states: “Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by the Fund as a result of its investments in shares of one or more “acquired funds” as defined in this Prospectus, which generally includes investments in other mutual funds and other pooled investment vehicles.” This sentence is not permitted under Form N-1A.

Registrant’s Response: Comment complied with.

4.	Staff Comment: In the Summary section of the prospectus for the Redmont Resolute Fund I, please consider either eliminating or simplifying footnote (5) to the Fees and Expenses of the Fund table.

Registrant’s Response: Comment complied with. The Registrant will shorten and reword footnote (5) to the Fees and Expenses of the Fund table in the prospectus for the Redmont Resolute Fund I.

5.

Staff Comment: Please consider reducing the length of the Principal Investment Strategies and/or Principal Risks included in the Summary section of each Fund’s prospectus, to the extent excessive detail has been included. Please also confirm that all investment strategies and risks designated as “Principal” are in fact Principal Investment Strategies or Principal Risks, respectively, of each Fund.

Mr. John Ganley

August 28, 2013

Registrant’s Response: Comment complied with. The Registrant will shorten certain of the Principal Investment Strategies and/or Principal Risks disclosure included in the Summary section of the prospectus for each Fund. The Registrant also confirms that all investment strategies and risks to be designated as “Principal” in each prospectus to be included in PEA 118 are Principal Investment Strategies or Principal Risks, as applicable, of each Fund.

6.

Staff Comment: In each Fund’s Principal Investment Strategies, wherever included in the prospectuses or statement of additional information, please remove the reference to “exchange-traded notes” from the securities defined as “Underlying Funds.” The Staff considers such a reference to be incorrect, as such notes are not considered Fund securities.

Registrant’s Response: Comment complied with.

7.

Staff Comment: In each Fund’s Principal Investment Strategies, please delete the last sentence regarding the Fund’s potential response to adverse market, economic, political or other conditions, as it is already included in another section of each Fund’s prospectus.

Registrant’s Response: Comment complied with.

8.

Staff Comment: In each Fund’s Principal Risks, please consider deleting the entry for “Portfolio Turnover Risk,” as the information is duplicated elsewhere in each Prospectus. If deleted, please also make corresponding changes necessary in the sub-caption titled “Underlying Fund Portfolio Turnover Risk” in each Fund’s prospectus.

Registrant’s Response: The Registrant will retain the entry for “Portfolio Turnover Risk,” as it believes such disclosure is appropriate.

9.

Staff Comment: In each Fund’s Summary Section, under the caption entitled “Portfolio Managers,” please include the full legal name for each sub-adviser. In addition, please indicate whether each portfolio manager listed serves as a lead or co-portfolio manager with respect to each Fund.

Registrant’s Response: Comment complied with.

10.

Staff Comment: Please describe, either in each prospectus or the combined statement of additional information, how the Fund intends to (i) cover its exposure with respect to each swap contract and (ii) value its swap contract holdings (e.g., notional value or marked to market).

Registrant’s Response: The Registrant has incorporated applicable disclosure in the combined statement of additional information in response to the comment.

Mr. John Ganley

August 28, 2013

11.

Staff Comment: Please confirm whether the total return swap contracts referred to in the Principal Investment Strategies for each Fund will be treated as liquid investments for purposes of the 1940 Act.

Registrant’s Response: The Registrant confirms, based on information provided by the Adviser, that the total return swap contracts referred to in the Principal Investment Strategies for each Fund will be treated as liquid investments.

12.

Staff Comment: In the Non-Principal Strategies section of each Fund’s prospectus, under the caption entitled “Cash Position,” please include a statement regarding the fact that a failure by the Fund to be fully invested may result in the Fund not achieving its investment objective.

Registrant’s Response: Comment complied with.

13.

Staff Comment: In the Management section of each Fund’s prospectus, please consider streamlining the disclosure included with respect to the Adviser’s compensation and its agreement to waive fees and/or reimburse Fund expenses.

Registrant’s Response: The Registrant will retain the disclosure, certain of which is required pursuant to exemptive orders granted by the Staff or the use of multiple sub-advisers, as it believes it remains appropriate.

14.	Staff Comment: In the section of each Fund’s prospectus titled “Portfolio Managers,” please include the business experience for the previous five years for each portfolio manager listed.

Registrant’s Response: Comment complied with.

15.

Staff Comment: In the section of each Fund’s prospectus titled “Share Transactions – How Fund Shares are Priced,” please include disclosure regarding the methods used to value derivatives, or alternatively add such disclosure to the combined statement of additional information.

Registrant’s Response: The Registrant has incorporated applicable disclosure into the combined statement of additional information in response to the comment.

STAFF COMMENTS: STATEMENT OF ADDITIONAL INFORMATION

16.

Staff Comment: In the section of the statement of additional information titled, “Classification, Investment Objectives and Policies,” under the caption titled “Financial Investors Trust, please include specific reference to the Redmont Resolute Fund I and Redmont Resolute Fund II as the two series of the Trust being referred to therein.

Registrant’s Response: Comment complied with.

Mr. John Ganley

August 28, 2013

17.

Staff Comment: In the section of the statement of additional information titled, “Classification, Investment Objectives and Policies,” under the caption titled “What are each Fund’s Principal Investment Strategies?” please consider reducing and simplifying the disclosure included therein in order to avoid duplicative information.

Registrant’s Response: The Registrant will reduce the disclosure in response to the comment.

18.

Staff Comment: In the section of the statement of additional information titled, “Classification, Investment Objectives and Policies,” under the caption titled “What are each Fund’s Principal Investment Strategies?” please move the second to last paragraph contained therein regarding the Fund’s response to adverse market, economic, political or other conditions, in order to combine it with the sub-caption titled “Cash Position” in the section titled “Investment Policies and Risks Applicable to Both Funds,” and specify that the Fund may not achieve its investment objective in such case.

Registrant’s Response: Comment complied with.

19.

Staff Comment: In the section of the statement of additional information titled, “Trustees and Officers,” in the column of the Trustees and Officers table titled “Term of Office and Length of Time Served,” please only include the date on which each Trustee first began to serve, deleting any additional information included in the information for the column.

Registrant’s Response: Comment complied with.

20.	In the section of the statement of additional information titled, “Trustees and Officers,” please consider deleting the last three footnotes to the Trustees and Officers table.

Registrant’s Response: While the footnotes will not be deleted entirely, the Registrant will simplify the second bullet point and eliminate the third. The Registrant believes retaining the other footnotes is appropriate.

21.

Staff Comment: In the section of the statement of additional information titled, “Trustees and Officers,” please consider removing any information included in the sub-caption titled “Additional Information about the Trustees’ Qualifications and Experience,” other than the specific criteria upon which each Trustee was recommended to serve.

Registrant’s Response: The Registrant believes the current disclosure remains appropriate.

22.

Staff Comment: In the section of the statement of additional information titled, “Investment Adviser,” it is provided that each Fund will indemnify the Adviser and its affiliates and hold each of them harmless against any losses or damages not resulting from disabling conduct.” Please confirm whether the Adviser’s affiliates are actually

Mr. John Ganley

August 28, 2013

indemnified under the Investment Advisory Agreement, as the Staff takes the position that such indemnification is prohibited under Section 17 of the 1940 Act.

Registrant’s Response: The Registrant will revise the related disclosure to reflect the terms of the Investment Advisory Agreement, which do not provide for the indemnification of the Adviser or its affiliates.

* * *

The Registrant hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or further comments, please contact me at 720.917.0864.

Very truly yours,

/s/ David T. Buhler
David T. Buhler, Esq.
Secretary of Financial Investors Trust

Enclosure

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP